TLC Vision Corporation	16305 Swingley Ridge Rd., Ste. 300 Chesterfield, MO 63017
August 21, 2006
Amy C. Bruckner
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Bruckner:
Thank you for your comment letter dated August 9, 2006. Please find below our responses to your comments:
Item 4.02 (a) Form 8-K filed August 9, 2006
1.	Please revise your disclosure to specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertion in your December 31, 2005 10-K regarding your disclosure controls and procedures, particularly in light of the material error and issue that you have described.
As indicated in the Current Report on Form 8-K filed August 9, 2006, TLC Vision Corporation (the “Company”) has determined that it should restate its previously issued financial statements for the years ended December 31, 2005 and 2004. The proposed restatement relates to certain changes for income taxes that were first reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”).
As previously disclosed in the 2005 Form 10-K, during the fourth quarter of 2005 the Company determined that it should have recorded $1.2 million of additional income tax expense in the year ended December 31, 2004 due to the nature of the net operating loss carryforwards utilized in 2004. The Company considered the provisions of SAB 99 and determined that the $1.2 million adjustment was immaterial to each of 2005 and 2004, and therefore recorded the adjustment in the fourth quarter of 2005, the period in which the error was detected. Additionally, the Company determined that it should have recorded $5.7 million of additional income tax expense during the first three quarters of 2005 and restated each of those quarters in conjunction with the filing of its December 31, 2005 Form 10-K.
In consideration of the correction of the errors described above, as described in the 2005 Form 10-K the Company determined that it had a material weakness in internal control over financial reporting. However, this material weakness was properly remediated prior to December 31, 2005 due to the Company having implemented a control within the reporting of income taxes to evaluate IRC Section 382 limitations related to the availability of net operating loss carryforwards and the impact on the Company’s financial statements. The implementation of this control was considered a material change and a permanent type prospective change to internal controls. In Item 9A of the 2005 Form 10-K, the Company disclosed the following change in internal control over financial reporting:
“During the quarter ended December 31, 2005, the Company implemented a control within the reporting of income taxes process to evaluate IRC Section 382 limitations related to the availability of net operating loss carryforwards and the impact on the Company’s financial statements. This evaluation resulted in a restatement of the 2005 quarterly financial information as well as a correction in 2005 of 2004 income taxes as described in footnote 15 to

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the consolidated financial statements and was considered to be a material weakness in internal controls that was properly remediated prior to year-end.”
As indicated in its Form 8-K, the Company has subsequently determined that the $1.2 million adjustment is material to 2005, and intends to restate the 2005 Form 10-K. In conjunction with the proposed restatement, the Company has reconsidered the adequacy of its previous assertions in the 2005 Form 10-K regarding disclosure controls and procedures. As described in the 2005 Form 10-K, prior to December 31, 2005 the Company remediated the identified weakness in internal control over financial reporting, and in connection with the proposed restatement the Company has not identified any other factors indicating that the Company’s disclosure controls and procedures were not effective as of December 31, 2005. Accordingly, the Company has determined that its disclosures in the 2005 Form 10-K regarding the effectiveness of its disclosures controls and procedures remain appropriate. In light of the foregoing, the Company does not propose to revise the Form 8-K to discuss the adequacy of the disclosures in the 2005 Form 10-K relating to the Company’s disclosure controls and procedures.
We acknowledge that 1) we are responsible for the adequacy and accuracy of the disclosures in the filing; 2) SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) we may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned should you have any further questions or comments.
Sincerely,
/s/ Steven P. Rasche

Steven P. Rasche
Chief Financial Officer